Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: Thank you, @AjitPaiFCC, for your support of @Sprint’s pending merger w/ @TMobile. Combining our two companies will allow us to bring #5GForAll & is a great opportunity for the U.S. I look forward to the @FCC’s vote. [Investor Info: http://www.newtmobile.com] http://bit.ly/30cqnqB

Media Contact:

Neil Grace, (202) 418-0506

neil.grace@fcc.gov

For Immediate Release

CHAIRMAN PAI FORMALLY RECOMMENDS

APPROVAL OF T-MOBILE/ SPRINT MERGER

WASHINGTON, August 14, 2019—Federal Communications Commission Chairman Ajit Pai today shared with his colleagues a draft Order that would approve, subject to conditions, the proposed merger between T-Mobile and Sprint.

“After one of the most exhaustive merger reviews in Commission history, the evidence conclusively demonstrates that this transaction will bring fast 5G wireless service to many more Americans and help close the digital divide in rural areas. Moreover, with the conditions included in this draft Order, the merger will promote robust competition in mobile broadband, put critical mid-band spectrum to use, and bring new competition to the fixed broadband market.” said Chairman Pai. “I thank our transaction team for the thorough and careful analysis reflected in this draft Order and hope that my colleagues will vote to approve it.”

Commission staff conducted a comprehensive review of the proposed transaction, including thousands of pages of pleadings, millions of pages of business documents, and numerous engineering and economic models submitted by the applicants and other commenters. Staff also conducted independent analyses of the public interest claims of T-Mobile, Sprint, and third parties. Following that review, the transaction team prepared the draft Order circulated by the Chairman today for the Commission’s consideration.

The draft Order explains that the transaction will advance the rapid deployment of a new 5G wireless network, improving the quality of mobile broadband services for American consumers and increasing 5G infrastructure deployment in the United States. Consumers will directly benefit from improvements in network quality and coverage, which in turn will foster innovation in a wide variety of sectors and services (itself creating significant public interest benefits). Moreover, the transaction will help to close the digital divide by bringing robust 5G deep into rural areas, with enforceable conditions in the draft Order requiring coverage of at least 99% of Americans within six years.

The Order also carefully reviews concerns raised in the record as to the competitive effects of the transaction. It concludes that the divestiture of Boost Mobile, along with other conditions, would address the potential for competitive harm from the transaction. While the transaction would increase competition and network quality in many respects, the draft Order concludes that the Boost Mobile divestiture is necessary to ensure that price-sensitive customers in densely-populated areas are not harmed. The draft Order concludes that, as conditioned, the transaction would be in the public interest.

In addition to analyzing the proposed merger, in light of DISH’s planned acquisition of Boost Mobile, the Order also addresses certain extensions, commitments, and modifications to DISH’s spectrum holdings to effectuate its deployment of a nationwide 5G network. The Order finds that DISH’s planned 5G deployment, in connection with its acquisition of Boost, would also be in the public interest. It delegates the associated extensions, commitments, and modifications to the Wireless Telecommunications Bureau for processing and implementation in accordance with procedures set forth in the Communications Act and the draft Order.

The T-Mobile-Sprint transaction page is available at https://www.fcc.gov/transaction/t-mobile-sprint.

###

Media Relations: (202) 418-0500 / ASL: (844) 432-2275 / TTY: (888) 835-5322 / Twitter: @FCC / www.fcc.gov

This is an unofficial announcement of Commission action. Release of the full text of a Commission order constitutes official action. See MCI v. FCC, 515 F.2d 385 (D.C. Cir. 1974).

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-

Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.